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                                                                       EXHIBIT 3



                      ARTICLE IV, SECTION 1 OF THE BY-LAWS
                 OF PXRE CORPORATION, AS AMENDED ON JUNE 8, 1995


          "Section 1. Number. The Board of Directors shall elect from its members a Chief Executive Officer, who shall also have the title of President and/or Chairman of the Board as the Board shall determine. The other principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, such other officers as may be appointed in accordance with the provisions of these By-Laws. One person may hold the offices and perform the duties of any two or more of said offices, except the offices and duties of President and Secretary."


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